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                 January 4, 2021

       Guangde Cai
       Chairman and Director
       Wetouch Technology Inc.
       No.29, Third Main Avenue
       Shigao Town, Renshou County, Meishan
       Sichuan 620500
       China

                                                        Re: Wetouch Technology
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 31,
2020
                                                            File No. 333-251845

       Dear Mr. Cai:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 or with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Mark Crone, The Crone
Law Group P.C.